UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Bitfarms Ltd.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09173B107
(CUSIP Number)
Riot Platforms, Inc. 3855 Ambrosia Street, Suite 301 Castle Rock, CO 80109 Telephone: (303) 794-2000
Attention to: William Jackman Executive Vice President, General Counsel and Secretary
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09173B107	Page 2 of 6

SCHEDULE 13D

1	NAME OF REPORTING PERSON Riot Platforms, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 90,110,912
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 90,110,912
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,110,912
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09173B107	Page 3 of 6

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 13 to Schedule 13D (“Amendment No. 13”) relates to the Schedule 13D filed on May 28, 2024 (as amended by Amendment No. 1, dated May 29, 2024, Amendment No. 2, dated June 4, 2024, Amendment No. 3 dated June 5, 2024, Amendment No. 4 dated June 12, 2024, Amendment No. 5 dated June 13, 2024, Amendment No. 6 dated June 24, 2024, Amendment No. 7 dated July 31, 2024, Amendment No. 8 dated August 5, 2024, Amendment No. 9 dated August 9, 2024, Amendment No. 10 dated August 14, 2024, Amendment No. 11 dated August 21, 2024 and Amendment No. 12 dated September 5, 2024, the “Schedule 13D”) by Riot Platforms, Inc., a Nevada corporation (the “Reporting Person”), relating to the Common Shares, no par value per share (the “Common Shares”), of Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (the “Company”), whose principal executive offices are located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

Except as specifically amended by this Amendment No. 13, the Schedule 13D is unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 23, 2024, the Reporting Person and the Company entered into a settlement agreement (the “Agreement”), pursuant to which (i) Andrés Finkielsztain resigned from the board of directors of the Company (the “Board”); (ii) Amy Freedman was appointed to the Board, the Governance and Nominating Committee and the Compensation Committee of the Board, and will be appointed to each “special committee” of independent directors of the Board that is currently constituted or may be constituted from time to time provided that she is independent for purposes of the mandate of the “special committee”; and (iii) the Reporting Person has withdrawn its requisition for a special meeting of shareholders of the Company.

The Agreement provides that the Company will hold a special meeting of shareholders no later than November 20, 2024, at which shareholders of the Company will be asked to approve an expansion of the Board to six members, to elect a new independent director nominated by the Board, and to ratify the shareholder rights plan adopted by the Board on July 24, 2024. The Reporting Person has agreed to vote in favor of these matters at the special meeting.

Under the terms of the Agreement, the Company has agreed that if, prior to the expiration of the Term (as defined below), Ms. Freedman ceases to serve as a director of the Company, the Reporting Person shall be entitled to nominate an individual to replace Ms. Freedman as a director, provided such individual, among other things, satisfies applicable corporate, securities and stock exchange laws and rules, and is “independent” under such laws and rules. The Reporting Person also agreed that if, prior to the expiration of the Term, the directors/nominees proposed by the Board to be elected include Ms. Freedman or any replacement nominated by the Reporting Person, the Reporting Person will vote all Common Shares it beneficially owns in favor of the election of each member of the Board. As used in the Agreement, “Term” means the period from the date of the Agreement until the earlier of (i) June 1, 2026; and (ii) the business day following the Company’s 2026 annual meeting of shareholders; provided that the Agreement shall not be enforceable if at any time during the Term the Reporting Person ceases to beneficially own at least 7.5% of the issued and outstanding Common Shares.

CUSIP No. 09173B107	Page 4 of 6

SCHEDULE 13D

The Company has also agreed in the Agreement to provide the Reporting Person with certain rights to purchase Common Shares, provided that the Reporting Person holds 15% or more of the outstanding Common Shares, subject to certain exceptions.

Under the terms of the Agreement, the Reporting Person has agreed to standstill provisions that will be in effect until the expiration of the Term, unless earlier terminated, which restrict the Reporting Person from, among other things, (i) acquiring or proposing to acquire 20% or more of the outstanding Common Shares other than for the sole purpose of, or in connection with making, a take-over bid that is not exempt from the provisions of National Instrument 62-104 – Take-over Bids and Issuer Bids pursuant to Part 4 thereof; (ii) voting its Common Shares in a manner inconsistent with the Agreement; (iii) taking certain actions to remove any director of the Company; (iv) acquiring or disposing of derivatives related to the Company or the Common Shares, other than for the purpose of reducing the Reporting Person’s economic or voting exposure to the Common Shares; and (v) instituting litigation against the Company or its current or former affiliates, with certain exceptions. Nothing in the standstill provisions prohibits the Reporting Person from providing its views privately to the Company, including making any confidential proposal to the Board that would not reasonably be expected to be required to be made public by either the Reporting Person or the Company. The standstill provisions will automatically terminate if: (i) the Company is in material breach of the Agreement and such breach is not cured as specified in the Agreement; (ii) the Company enters into an agreement with another person or group pursuant to which such other person or group would acquire at least 50% of the Common Shares or assets having an aggregate value exceeding 50% of the aggregate enterprise value of the Company; or (iii) a third party commences a take-over bid to acquire more than 50% of the Common Shares and the Board does not recommend that the Company’s shareholders reject such take-over bid.

The Agreement also includes a customary mutual non-disparagement provision.

The foregoing summary of the Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

On September 23, 2024, the Reporting Person and the Company also issued a joint press release (the “Joint Press Release”) announcing that they had entered into the Agreement. The foregoing summary of the Joint Press Release is not intended to be complete and is qualified in its entirety by reference to the full text of the Joint Press Release, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

In addition, on September 23, 2024, the Reporting Person issued a separate press release in accordance with applicable Canadian securities laws announcing that it had entered into the Agreement with the Company. The foregoing summary of such press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated to read in full as follows:

(a) and (b) The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 452,860,321 Common Shares outstanding, based on information provided by the Company.

CUSIP No. 09173B107	Page 5 of 6

SCHEDULE 13D

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 4, the Reporting Person and the Company have entered into the Agreement, a copy of which is filed as Exhibit 1 hereto. The Agreement and the description thereof set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Settlement Agreement by and between the Reporting Person and the Company, dated September 23, 2024

Exhibit 2:	Joint Press Release of the Reporting Person and the Company, dated September 23, 2024

Exhibit 3:	Press Release of the Reporting Person, dated September 23, 2024

CUSIP No. 09173B107	Page 6 of 6

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 23, 2024

Riot Platforms, Inc.

By:	/s/ Colin Yee
	Name:	Colin Yee
	Title:	Chief Financial Officer